SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 2){1}

                     BIOSITE DIAGNOSTICS INCORPORATED

                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      (Title of Class of Securities)

                                 09094510
                              (CUSIP Number)

                           KLAUS H. JANDER, ESQ.
                            ROGERS & WELLS LLP
                              200 PARK AVENUE
                         NEW YORK, NEW YORK 10166
                                               (212) 878-8000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                MAY 6, 1998
          (Date of Event Which Requires Filing of This Statement)


               If  the  filing  person  has previously filed a statement on
     Schedule 13G to report the acquisition  that  is  the  subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box <square>.

               NOTE.   Schedules  filed  in  paper  format  shall include a
     signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)

                             (Page 1 of 5 Pages)

__________________________
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

                                             SCHEDULE 13D


CUSIP NO. 09094510                                          PAGE 2 OF 5 PAGES


  1            NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Merck KGaA
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (A) <square>
                                                                                                    (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      OO
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                        <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany
                                                7           SOLE VOTING POWER

                                                                   0
         NUMBER OF
          SHARES                                8           SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                  0
           EACH                                 9           SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                                                   0
           WITH                                 10           SHARED DISPOSITIVE POWER

                                                                   0
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                            <square>

                      0
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  <square>

 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%
 14            TYPE OF REPORTING PERSON*

                      CO



                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D, dated February 14, 1997 ("Schedule 13D"), as amended by Amendment No. 1 thereto, dated March 7, 1997, is filed by Merck KGaA in connection with its beneficial ownership of Common Stock, par value $0.01 per share, of Biosite Diagnostics Incorporated, a Delaware corporation (the "Common Stock").
Schedule 13D is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended in its entirety to read as follows:

"Merck KGaA determined to dispose of all of the 1,187,667 shares of Common Stock that it beneficially owned (representing approximately 9.22% of the 12,876,016 shares of Common Stock reported by the Issuer to be outstanding as of February 28, 1998 in the Issuer's most recent annual report filed on Form 10-K pursuant to the Securities Exchange Act of 1934, as amended). Solely for the purpose of facilitating this disposition, Merck KGaA transferred all of its Common Stock to its related company, E. Merck Beteiligungen OHG, a German general partnership, effective as of April 21, 1998.

"The disposition of all Common Stock previously beneficially held by Merck KGaA was completed on May 6, 1998."


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended in its entirety to read as follows:

"As of the date of the filing of this Amendment, Merck KGaA is the beneficial owner of 0 shares of Common Stock, representing 0.0% of the total issued and outstanding shares of Common Stock.

"Solely for the purpose of facilitating the disposition of all of its Common Stock, Merck KGaA transferred all of its shares to its related company, E. Merck Beteiligungen OHG, a German general partnership,
effective  as  of  April  21,   1998.    In   three  separate  open-market
transactions, E. Merck Beteiligungen OHG effected the sale of Common Stock to unrelated third parties. On May 6, 1998, 1,130,000 shares of Common Stock were sold at $13.50 per share for a total purchase price of $15,255,000; on April 23, 1998, 10,000 shares of Common Stock were sold at $15.00 per share for a total purchase price of $150,000; and on April 22, 1998, 47,667 shares of Common Stock were sold at $15.0625 per share, for a total purchase price of $717,984.18.

"Merck KGaA ceased to be a beneficial owner of more than 5% of the Common Stock on May 6, 1998."

                                    PAGE 3 OF 5 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is amended by the addition of the following paragraph:

"Solely for the purpose of facilitating the disposition of all of its Common Stock, Merck KGaA transferred all of its shares to its related company, E. Merck Beteiligungen OHG, a German general partnership, effective as of April 21, 1998. In three separate open-market transactions, E. Merck Beteiligungen OHG effected the sale of Common Stock to unrelated third parties. On May 6, 1998, 1,130,000 shares of Common Stock were sold at $13.50 per share; on April 23, 1998, 10,000 shares of Common Stock were sold at $15.00 per share; and on April 22, 1998, 47,667 shares of Common Stock were sold at $15.0625 per share."

                                    PAGE 4 OF 5 PAGES

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:  May  27, 1998




                              MERCK KGAA

                              By:       /s/ Klaus-Peter Brandis
                                       ________________________________
                              Name:     Klaus-Peter Brandis
                              Title:    Director